# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Centessa Pharmaceuticals plc, CIK 0001847903
CUSIP: 152309100
Title of class of securities: Ordinary Shares, nominal value GBP 0.002 per share (the "Ordinary Shares")
Address of issuer's principal executive offices: 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom (X0), WA14 2DT
Date of event which requires filing of this statement: 06/24/2026
Filed by CIK 0000909661
Persons authorized to receive notices and communications: Hannah E. Dunn, Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California (CA), 94111, (415) 421-2132

## Reporting persons
- FARALLON CAPITAL MANAGEMENT, L.L.C. (CIK 0000909661): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dapice Joshua J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dreyfuss, Philip D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dunn Hannah E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gehani, Varun N.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Giauque, Nicolas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Husen, Avner A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kim, David T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Linn, Michael G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Luo Patrick (Cheng): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Saito Edric C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Short Daniel S.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Spokes, Andrew J. M.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warren, John R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Wehrly, Mark C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value GBP 0.002 per share (the "Ordinary Shares")
Name of issuer: Centessa Pharmaceuticals plc
Address of issuer's principal executive offices: 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom (X0), WA14 2DT

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 1 to Schedule 13D (this "Amendment") hereby amends and restates Item 5(a) in its entirety, to read as follows:

"On June 24, 2026, the Reporting Persons disposed of all previously reported Ordinary Shares in connection with the closing of the acquisition by Eli Lilly and Company, through its wholly owned subsidiary LDH XV Corporation, of all outstanding Ordinary Shares of the Issuer, as described by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on June 24, 2026."
Transactions in the class effected during the past sixty days:
This Amendment hereby amends and restates Item 5(c) in its entirety, to read as follows:

"The disclosure set forth in Item 5(a) above is hereby incorporated by reference in this Item 5(c)."

## Signatures
- FARALLON CAPITAL MANAGEMENT, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (06/26/2026)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (06/26/2026)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Husen, Avner A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Kim, David T.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Linn, Michael G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Saito Edric C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Short Daniel S.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Warren, John R.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/26/2026)